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                                                           Exhibit 99(a)(5)(xiv)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

TRAVELOCITY.COM INC.          )    CONSOLIDATED
SHAREHOLDERS LITIGATION       )    C.A. No. 19419-NC


                           MEMORANDUM OF UNDERSTANDING
                           ---------------------------

         WHEREAS,

         A. Nine lawsuits were filed as purported class actions in the Delaware Court of Chancery, bearing Civil Action numbers 19419-NC; 19420-NC; 19421-NC; 19422-NC; 19423-NC; 19424-NC; 19425-NC; 19426-NC; and 19427-NC, against
Travelocity.com Inc. ("Travelocity") and the members of its board of directors, as well as Sabre Holdings Corporation ("Sabre") challenging Sabre's offer to purchase the shares of Travelocity it does not already own (including any amendments or supplements, the "Tender Offer");

         B. The parties have agreed to a form of consolidation order that would consolidate the lawsuits under the caption that appears above (the "Consolidated Action") and designate the complaint in Civil Action No. 19419-NC as the lead complaint (the "Complaint");

         C. A tenth and an eleventh lawsuit were filed in the District Court for Tarrant County, Texas, bearing Numbers 1719154702 and 1719163002 (the "Texas Actions").
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         D. On March 8, 2002, plaintiffs in Civil Action numbers 19419-NC,
19420-NC and 19421-NC filed an Amended Complaint adding certain disclosure claims to the allegations of the original Complaints, and seeking injunctive relief, declaratory relief and damages on the grounds that, among other things, Sabre and the directors of Travelocity breached their fiduciary duties; plaintiffs also filed a Motion for a Preliminary Injunction;

         E. On February 25, 2002, plaintiffs' financial expert provided his valuation analysis to Salomon Smith Barney, financial advisor to the special committee of Travelocity's Board of Directors.

         F. During the period March 8 through March 15, 2002 counsel for plaintiffs in the Consolidated Action and Texas Actions (hereinafter collectively the "Actions") had conversations with counsel for defendants about the potential resolution of the lawsuits;

         G. On March 16, 2002, plaintiffs' counsel and their expert met with counsel for Sabre to review non-public information and to review the issues arising out of the allegations of the Complaint;

         H. Plaintiffs' counsel and counsel for defendants have engaged in arm's-length negotiations concerning a possible settlement of the Actions;

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         I. Plaintiffs and their counsel believe that the proposed settlement, outlined below, is in the best interests of the Class, as defined below;

         J. Each defendant denies having committed or having attempted to commit any violation of law or breach of duty, including breach of any duty to Travelocity or Travelocity's stockholders, or otherwise having acted in any improper manner;

                  NOW, THEREFORE, the parties have reached an agreement in principle providing for the settlement of the Consolidated Action and the Texas Actions (the "Settlement") between and among plaintiffs, on behalf of themselves and the class of persons on behalf of whom the Actions were brought, and defendants on the terms and subject to the conditions set forth below:

                  1. Defendants have agreed that Sabre will increase the price of its Tender Offer to at least $28.00 per share.

                  2. Plaintiffs agree to withdraw their motions for expedited proceedings and for a preliminary injunction and agree not to renew or refile any such motions.

                  3. The costs of providing notice of the Settlement to Travelocity's stockholders, and any attorneys' fees and expenses awarded by the Court pursuant to paragraph 4(g) hereof, shall be paid by Sabre.

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                  4. The parties to the Actions will attempt in good faith to agree upon and execute as soon as practicable (i) an appropriate Stipulation of Settlement (the "Stipulation") of all claims arising out of or relating, in whole or in part, to the Tender Offer or the disclosures made in connection therewith, and (ii) such other documentation as may be required in order to obtain any and all necessary or appropriate Court approvals of the Stipulation, upon and consistent with the terms set forth in this Memorandum of Understanding, including that in exchange for the consideration set forth above, the Stipulation shall provide for the dismissal of all such claims with prejudice and without costs to any party (except as set forth in Paragraphs 3 and 4(g) herein). The Stipulation will also expressly provide, INTER ALIA:

                  a. for class certification (for purposes of the Settlement) pursuant to Delaware Court of Chancery Rule 23(b)(1) and (b)(2) of a class consisting of all persons (other than defendants and their affiliates) who owned common stock of Travelocity on February 19, 2001 (the date that the Tender Offer was publicly announced), or at any time from February 19, 2001 through and including its closing, and their successors in interest and transferees, immediate and remote (the "Class");



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                  b. that all defendants have denied, and continue to deny, that they have committed any violations of law or breaches of duty;

                  c. that defendants are entering into the Stipulation because the proposed Settlement would eliminate the burden and expense of further litigation, and would permit the Tender Offer to proceed without risk of injunctive or other relief;

                  d. for the complete release of all claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments or suits by or on behalf of Class members, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured against the defendants and any of their present or former officers, directors, employees, agents, consultants, attorneys, accountants, insurers, financial and institutional advisors, commercial bank lenders, investment bankers, representatives, controlling persons, affiliates, associates, parents, subsidiaries, general partners, limited partners, partnership, heirs, executors, administrators, successors and assigns, whether under state or federal law, and whether directly, derivatively, representatively or arising in any other capacity, and in connection with, or that arise out of any claim that was or


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could have been brought in the Actions and/or that relates in any way to the
Tender Offer or Offer to Purchase, including but not limited to violations of the federal securities laws, breaches of the fiduciary obligations of any of the defendants or other persons or entities to be released in connection with the Tender Offer or Offer to Purchase, and/or the disclosure obligations of any of the defendants (or other persons or entities to be released) in connection with the Tender Offer, or any other claim relating in any way to any of the foregoing;

                  e. that the Settlement shall be subject to completion by plaintiffs of appropriate discovery in the Actions reasonably satisfactory to plaintiffs' counsel;

                  f. that the parties to the Actions will present the Settlement to the Court for hearing and approval as soon as practicable and, following appropriate notice to members of the Class, will use their best efforts to obtain final Court approval of the Settlement, and the release and dismissal of the Consolidated Action and Texas Actions with prejudice as against plaintiffs and the Class and without awarding costs to any party (except as provided for in Paragraph 4(g) herein). The parties will use their best efforts to secure prompt Court approval of the Settlement. It is expressly acknowledged that, at the sole option of defendants, the Tender Offer may be consummated prior to Court approval of the Settlement. As used in this Memorandum


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of Understanding, "final Court approval of the Settlement" means that the Court has entered an Order approving the Settlement in accordance with the Stipulation, and that Order is finally affirmed on appeal or is no longer subject to appeal;

                  g. that if a Stipulation of Settlement has been executed, plaintiffs' counsel of record in the Actions may apply to the Court for an award of attorneys' fees and expenses in an amount not to exceed in the aggregate $1,900,000. Defendants agree that they will not oppose an application for fees and expenses filed in accordance with this paragraph. Subject to final Court approval of the Settlement and dismissal of the Consolidated Action and Texas Actions by the Court with prejudice being obtained in accordance with the Stipulation of Settlement, and any order of the Court, any such attorneys' fees and expenses awarded by the Court to plaintiffs' counsel shall be paid to Schiffrin & Barroway, LLP, by Sabre on behalf of all defendants within five (5) business days after the later of: (i) final Court approval of the Settlement (as defined in Paragraph 4(f) hereof) or (ii) the Court's final award of fees and expenses.

                  5. If any action is filed in state or federal court asserting claims that are related to the subject matter of the Actions prior to final Court approval of the Settlement, plaintiffs in the Actions shall cooperate with defendants in


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obtaining the dismissal or withdrawal of any such related action including, where appropriate, joining in any motion to dismiss such related action. Defendants reserve the right to withdraw from this Memorandum of Understanding and from the Settlement in the event that any such related action is filed and is not withdrawn, dismissed, or stayed pending final Court approval of the Settlement.

                  6. This Memorandum of Understanding and the Settlement shall be null and void and of no force and effect if: (a) the Tender Offer is not effectuated for any reason whatsoever; or (b) final Court approval of the Settlement does not occur for any reason. In any such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Actions, and neither the existence of this Memorandum of Understanding nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Actions or in any other litigation or judicial proceeding.

                  7. The parties shall confer promptly concerning the confirmatory discovery that will be required to finalize the Settlement. If plaintiffs discover material new facts as a result of such discovery that would, in the reasonable opinion of plaintiffs' counsel, render the Settlement not fair or


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adequate under the circumstances, plaintiffs may elect to withdraw from the
Settlement.

                  8. This Memorandum of Understanding may be executed in counterpart by either of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

                  9. This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware's conflict of law rules.

                  10. This Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

                  11. This Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns, subject to the conditions set forth herein.

                  12. Each of the attorneys executing this Memorandum of Understanding has been duly empowered and authorized by his/her respective client(s) to do so.

                  13. Plaintiffs and their counsel represent and warrant that none of the claims or causes of action asserted in the Actions have been assigned, encumbered, or in any manner transferred in whole or in part.

                  14. Except as provided herein, no defendant shall bear any expense, cost, damages, or fees alleged or incurred by


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any named plaintiff, any member of the Class or their respective attorneys, experts, advisors, agents, or representatives.

Dated: March 18, 2002


                                       SCHIFFRIN & BARROWAY, LLP

                                       /s/ Marc Topaz
                                       -----------------------------------------
                                       Three Bala Plaza East
                                       Suite 400
                                       Bala Cynwyd, PA  198004
                                       (610)

                                       FARUQI & FARUQI, LLP
                                       320 East 39th Street
                                       New York, NY  10016
                                       (212)

                                       GOODKIND LABATON RUDOFF
                                         & SUCHAROW LLP
                                       100 Park Avenue
                                       New York, NY  10017
                                       (212)

                                       Co-Lead Counsel for the Plaintiffs

                                       Pamela Tikellis
                                       CHIMICLES & TIKELLIS
                                       One Rodney Square
                                       P.O. Box 1035
                                       Wilmington, DE 19899
                                       Carmella P. Keener
                                       ROSENTHAL MONHAIT GROSS & GODDESS
                                       Mellon Bank Center, Suite 1401
                                       P.O. Box 1070
                                       Wilmington, DE 19899

                                       Delaware Co-Liaison Counsel
                                       for the Plaintiffs

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                                       MORRIS, NICHOLS, ARSHT & TUNNELL

                                       /s/ Alan J. Stone
                                       -----------------------------------------
                                       Alan J. Stone
                                       David J. Teklits
                                       1201 N. Market Street
                                       P.O. Box 1347
                                       Wilmington, DE  19899
                                       (302) 658-9200
                                         Attorneys for Sabre Holdings,
                                         Inc., William J. Hannigan,
                                         Jeffrey M. Jackson, Glenn
                                         Marschel, Jr., Sam Gilliland
                                         and Paul Ely, Jr.


                                       RICHARDS, LAYTON & FINGER

                                       /s/ Kelly C. Ashby
                                       -----------------------------------------
                                       Jesse A. Finkelstein
                                       Kelly C. Ashby
                                       One Rodney Square, P.O. Box 551
                                       Wilmington, DE  19899
                                       (302) 658-6541
                                         Attorneys for Travelocity.com,
                                         Inc., Terrell B. Jones, James J.
                                         Hornthal, Michael A. Buckman, F.
                                         William Conner and Kathy
                                         Misunas


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